UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-3493				Date examination completed: January 6, 2004
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY S279032	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX C2420201316	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: American Federation of Labor and Congress of Industrial Organization Housing Investment Trust
4. Address of principal executive office (number, street, city, state, zip code): 1717 K Street, NW, Suite 707 Washington, DC 20036

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines  securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC's Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

January 9, 2004
Ernst & Young, LLP
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103

To Whom it May Concern:

We, as members of management of AFL-CIO Housing Investment Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of January 6, 2004, and from October 6, 2003 through January 6, 2004.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of January 6, 2004, and from October 6, 2003 through January 6, 2004, with respect to securities reflected in the investment account of the Trust.

AFL-CIO Housing Investment Trust

By:

/s/ Stephen Coyle
_______________________________

Stephen Coyle
Chief Executive Officer

By:

/s/ Erica Khatchadourian
_______________________________

Erica Khatchadourian
Chief Financial Officer

By:

/s/ Mara Riggins
_______________________________

Mara Riggins
Controller

Independent Auditor's Report

To the Board of Directors

AFL-CIO Housing Investment Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that AFL-CIO Housing Investment Trust (the "Trust") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of January 6, 2004. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 6, 2004, and with respect to agreement of security purchases and sales, for the period from October 6, 2003 through January 6, 2004:

  Count and inspection of all securities located in the vault of Depository Trust & Clearing Corporation at 55 Water Street, New York, New York.

  Confirmation of all securities held in book entry form by State Street at 225 Franklin Street, Boston, Massachusetts.

  Reconciliation of all such securities to the books and records of the Trust and the Custodian.

  Agreement of a sample of security purchases and a sample of security sales or maturities during the period from October 6, 2003 through January 6, 2004 from the books and records of the Trust to broker confirmations.

  We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

  In our opinion, management's assertion that AFL-CIO Housing Investment Trust complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of January 6, 2004, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

  This report is intended solely for the information and use of management and the Board of Directors of AFL-CIO Housing Investment Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

  /s/ Ernst and Young LLP

  January 9, 2004

  Philadelphia, PA